Exhibit 99.1

Heritage Commerce Corp Reports Record Results in 2005

- Earnings Up 70% Over 2004 Year End -

San Jose, CA - February 13, 2006 — **Heritage Commerce Corp (Nasdaq: HTBK)**, parent company of Heritage Bank of Commerce, today reported record results for 2005, reflecting improved operating efficiencies and an increase in net interest margin. Net income increased 70% to $14.4 million, or $1.19 per diluted share, compared to $8.5 million, or $0.71 per diluted share, for the year ended December 31, 2004. Fourth quarter net income rose 61% to $4.3 million, or $0.35 per diluted share, from $2.6 million, or $0.23 per diluted share for the same period in 2004.

The returns on average assets and average equity for 2005 were 1.27% and 13.73%, respectively, compared to returns of 0.80% and 9.04%, respectively, for 2004. Annualized returns on average assets and average equity for the fourth quarter of 2005 were 1.46% and 15.41%, respectively, compared with returns of 0.95% and 10.76%, respectively, for the fourth quarter of 2004.

"Our focus in the first part of 2005 was to streamline operations and improve efficiencies throughout the system. The success of those efforts is reflected in our results for the year, " said Walt Kaczmarek, Chief Executive Officer. "In the second half of 2005, we recruited a number of highly experienced banking professionals to fill key management positions and strengthen our sales, marketing and operational leadership. In 2006, our focus will be to resume growth in loans and deposits."

Financial Highlights:

4Q05 vs. 4Q04 and 3Q05

- Net interest margin increased to 4.82%, up 43 basis points from 4Q04 and up 22 basis points from 3Q05.
- Net interest income increased to $12.8 million, a 14% increase from 4Q04 and up 5% from 3Q05.
- The efficiency ratio improved to 57.04% from 80.85% in 4Q04 and 58.78% in 3Q05.
- Diluted earnings per share of $0.35 were up 52% from 4Q04 and the same as 3Q05.

2005 vs. 2004

- Net interest margin increased to 4.58%, up 36 basis points from 2004.
- Diluted earnings per share of $1.19 were up 68% from 2004.
- The efficiency ratio improved to 61.52% from 76.07% in 2004.
- Returns on average assets and average equity increased to 1.27% and 13.73%, respectively, up 59% and 52% from 2004.

Operating Results

Net interest income increased 17% to $47.8 million in 2005 from $41.0 million in 2004, as a result of an increase in average earning assets and increase in key market interest rates in 2005. Net interest income for the fourth quarter of 2005 increased 14% to $12.8 million from $11.2 million in the fourth quarter of 2004. The net interest margin was 4.58% in 2005 compared with 4.22% in 2004. The net interest margin improved to 4.82% in the fourth quarter of 2005 from 4.39% in the fourth quarter of 2004.

Operating results for the fourth quarter and for the year ended December 31, 2005, continue to reflect the reclassifications of four revenue items. The net effect of these reclassifications reduced net interest income, increased noninterest income, decreased noninterest expense, and reduced net interest margin from results originally reported. The effects of the reclassified items are as follows:

Item Reclassified	Fourth Quarter Ended December 31, 2004	Year Ended December 31, 2004	Original Classification	New Classification
Loan Origination Cost Amortization	$ 382,000	$ 1,422,000	Noninterest Expense	Interest Income
Service Fees	$ 236,000	$ 944,000	Interest Income	Noninterest Income
Servicing Rights Amortization	$ 250,000	$ 827,000	Interest Income	Noninterest Income
Late Charges on Loans	$ 59,000	$ 193,000	Interest Income	Noninterest Income

Fourth quarter noninterest income declined from a year earlier with lower deposit-based fee income, reduced gains from sale of loans, and lower equipment leasing income, partially offset by higher servicing income and an increase in cash surrender value of life insurance. Fourth quarter noninterest income was $2.20 million, down 8%, when compared to $2.40 million for the fourth quarter of 2004, down 1%, when compared to $2.22 million for the third quarter of 2005. The sale of leased equipment earlier this year resulted in no equipment leasing income for the fourth quarter of 2005.

Reflecting the successful cost control measures implemented during the year, the efficiency ratio improved to 57.04% in the fourth quarter of 2005 compared to 80.85% in the fourth quarter of 2004 and 58.78% in the third quarter of 2005. In 2005, the efficiency ratio improved to 61.52% from 76.07% a year ago.

In 2005, noninterest income decreased 11% to $9.4 million from $10.5 million a year ago. This decrease was primarily attributable to lower gains from sales of securities, the elimination of equipment leasing and the closure of the mortgage brokerage division.

Fourth quarter noninterest expense declined 22% to $8.6 million compared to $11.0 million in the fourth quarter of 2004 and increased 1% compared to third quarter of 2005. In 2005, noninterest expense declined 10% to $35.2 million from $39.2 million a year ago. Compensation expense increased 6% and 5%, respectively, from the fourth quarter a year ago and the third quarter of 2005. Compensation expense declined 2% in 2005 compared to 2004.

In the fourth quarter of 2005, the Company recognized additional expenses of $1.05 million, representing the present value of term insurance for participants in the Company 's Supplemental Executive Retirement Plan, substantially all of whom have split dollar life insurance agreements with the Company. Typically, under the split dollar life insurance agreements, the insureds' beneficiary receives 80% of the excess of the death benefit over the cash surrender value of the policy. This accounting adjustment was undertaken after the Company 's review of split dollar life insurance agreements and recognition that the Company has contractually agreed with each participant to provide life insurance on an ongoing basis without interruption. In order to replace this coverage, the Company would have to obtain term insurance for the remainder of the insureds' expected lives, if the Company ever terminated its company owned life insurance. This one-time charge reflects the term insurance cost for all insureds.

The Emerging Issues Task Force ("EITF"), whose mission is to assist the Financial Accounting Standards Board by providing accounting guidance on issues where there is diversity in practice and/or differing views about the application of generally accepted accounting principles, has added split dollar life insurance arrangements to its agenda for 2006. The EITF is expected to arrive at a consensus and issue more accounting guidance on this matter during 2006, which may require implementation of new accounting guidance for split dollar life insurance agreements.

Balance Sheet, Capital Management and Credit Quality

At December 31, 2005, total assets increased 2% to $1.13 billion from $1.11 billion at December 31, 2004. Total deposits increased 2% to $940 million at December 31, 2005 from $919 million at December 31, 2004.

"Last week, we announced the sale of the Capital Group loan portfolio for approximately $30 million which will result in a first quarter 2006 gain on sale of approximately $670,000. " said Mr. Kaczmarek. The portfolio consisted primarily of "factoring" type loans. In the fourth quarter of 2005, there were $32 million of these types of loans, net of loan loss reserve, which were moved from commercial loans into loans held-for-sale. Primarily as a result of this reclassification, gross loans decreased 5% to $688 million at December 31, 2005, compared to $725 million at December 31, 2004. Land and construction loans accounted for 22% of the portfolio, while real estate mortgage loans and commercial loans represented 41% and 37%, respectively, of loans at December 31, 2005. A year ago, land and construction loans were 16%, real estate mortgage loans were 42% and commercial loans were 41% of the total loan portfolio. Real estate mortgage loans, primarily loans secured by the first mortgages on commercial property, totaled $279 million at December 31, 2005, an 8% decrease from the same period in 2004 while land and construction loans totaled $150 million at December 31, 2005, a 27% increase.

Nonperforming assets (NPAs) totaled $3.7 million, or 0.32% of total assets at December 31, 2005, compared to $1.3 million, or 0.12% of total assets, at December 31, 2004, and $2.7 million, or 0.23% of total assets, at September 30, 2005. Net charge-offs in the fourth quarter of 2005 were $176,000, or 0.10% of average loans, compared to net recoveries of $531,000 and $130,000, respectively, or 0.29% and 0.07%, of average loans in the fourth quarter of 2004 and the third quarter of 2005. The allowance for loan losses at December 31, 2005, was $10.2 million, or 1.48% of total loans, and represented 278% of nonperforming loans. The allowance for loan losses at December 31, 2004, was $12.5 million, or 1.72% of total loans, and represented 940% of nonperforming loans. The allowance for loan losses at September 30, 2005, was $11.1 million, or 1.51% of total loans, and represented 409% of nonperforming loans.

Shareholders' equity increased 13% to $112 million, or $9.45 book value per share, at December 31, 2005, compared to $99 million, or $8.45 book value per share, a year earlier, and $107 million, or $9.09 book value per share at September 30, 2005. Capital ratios continue to be above the well-capitalized guidelines established by regulatory agencies. The Company's leverage ratio at December 31, 2005, was 11.55%, compared to 10.87% at December 31, 2004 and 11.23% at September 30, 2005.

Heritage Commerce Corp, a bank holding company established in February 1998, is the parent company of Heritage Bank of Commerce, established in 1994 and headquartered in San Jose with offices in Los Gatos, Fremont, Danville, Morgan Hill, Gilroy, Mountain View, and Los Altos. Heritage Bank of Commerce is also an SBA Preferred Lender, operating from offices in San Jose, Fresno, Santa Cruz, Elk Grove, Watsonville and Pittsburg, California.

<center>Forward Looking Statement Disclaimer</center>

This release may contain forward-looking statements that are subject to risks and uncertainties. Such risks and uncertainties may include, but are not necessarily limited to, fluctuations in interest rates and monetary policy established by the Federal Reserve, inflation, government regulations, general economic conditions, competition within the business areas in which the Company is conducting its operations, including the real estate market in California, the ability to recognize identified cost savings, and other factors beyond the Company's control. Such risks and uncertainties could cause results for subsequent interim periods or for the entire year to differ materially from those indicated. For a discussion of factors which could cause results to differ, please see the Company's reports on *Forms 10-K* and *10-Q* as filed with the Securities and Exchange Commission and the Company's press releases. Readers should not place undue reliance on the forward-looking statements, which reflect management's view only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

Member FDIC

CONSOLIDATED INCOME STATEMENTS (in $000's, unaudited)	At and For the Three Months Ended:			Percent Change From:		At and For the Year Ended:		
	December 31, 2005	September 30, 2005	December 31, 2004	September 30, 2005	December 31, 2004	December 31, 2005	December 31, 2004	Percent Change
Interest Income	$ 17,588	$ 16,469	$ 13,903	7%	27%	63,756	50,685	26%
Interest Expense	4,773	4,269	2,677	12%	78%	15,907	9,648	65%
Net Interest Income	12,815	12,200	11,226	5%	14%	47,849	41,037	17%
Provision for Loan Losses	-	(494)	(726)	-100%	-100%	313	666	-53%
Net Interest income after Provision for Loan Losses	12,815	12,694	11,952	1%	7%	47,536	40,371	18%
Noninterest Income:								
Gain on Sale of Loans	711	702	766	1%	-7%	2,871	3,052	-6%
Servicing Income	470	510	393	-8%	20%	1,838	1,498	23%
Service Charges and Other Fees on Deposit Accounts	348	332	414	5%	-16%	1,468	1,799	-18%
Increase in Cash Surrender Value of Life Insurance	349	331	232	5%	50%	1,236	1,031	20%
Gain on Sale of Leased Equipment	0	0	0	N/A	N/A	299	0	N/A
Equipment Leasing	0	0	136	N/A	-100%	131	871	-85%
Gain on Sale of Securities Available-For-Sale	0	0	0	N/A	N/A	0	476	-100%
Mortgage Brokerage Fees	0	0	0	N/A	N/A	0	168	-100%
Other	326	349	462	-7%	-29%	1,580	1,649	-4%
Total Noninterest Income	2,204	2,224	2,403	-1%	-8%	9,423	10,544	-11%
Noninterest Expense:								
Salaries & Employee Benefits	4,932	4,697	4,664	5%	6%	19,845	20,189	-2%
Occupancy & Equipment	933	960	1,104	-3%	-15%	3,988	4,591	-13%
Other	2,702	2,821	5,251	-4%	-49%	11,400	14,458	-21%
Total Noninterest Expense	8,567	8,478	11,019	1%	-22%	35,233	39,238	-10%
Income Before Income Taxes	6,452	6,440	3,336	0%	93%	21,726	11,677	86%
Provision for Income Taxes	2,194	2,245	690	-2%	218%	7,280	3,199	128%
Net Income	$ 4,258	$ 4,195	$ 2,646	2%	61%	$ 14,446	$ 8,478	70%

PER SHARE DATA
(unaudited)

Basic Earnings Per Share	$ 0.36	$ 0.36	$ 0.23	0%	57%	$ 1.22	$ 0.73	67%
Diluted Earnings Per Share	$ 0.35	$ 0.35	$ 0.23	0%	52%	$ 1.19	$ 0.71	68%
Weighted Average Basic Shares Outstanding	11,795,534	11,789,546	11,645,202	0%	1%	11,795,635	11,559,155	2%
Weighted Average Diluted Shares Outstanding	12,106,534	12,108,588	12,106,197	0%	0%	12,125,226	11,986,856	1%
Common Shares Outstanding	11,807,649	11,779,858	11,669,837	0%	1%	11,807,649	11,669,837	1%
Book Value Per Share	$ 9.45	$ 9.09	$ 8.45	4%	12%	$ 9.45	$ 8.45	12%
Tangible Book Value Per Share	$ 9.45	$ 9.09	$ 8.45	4%	12%	$ 9.45	$ 8.45	12%

KEY FINANCIAL RATIOS
(unaudited)

Annualized Return on Average Equity	15.41%	15.64%	10.76%	-1%	43%	13.73%	9.04%	52%
Annualized Return on Average Assets	1.46%	1.45%	0.95%	1%	54%	1.27%	0.80%	59%
Net Interest Margin	4.82%	4.60%	4.39%	5%	10%	4.58%	4.22%	9%
Efficiency Ratio	57.04%	58.78%	80.85%	-3%	-29%	61.52%	76.07%	-19%

AVERAGE BALANCES
(in $000's, unaudited)

Average Assets	$ 1,155,178	$ 1,147,789	$ 1,110,207	1%	4%	$ 1,137,185	$ 1,065,795	7%
Average Earning Assets	$ 1,053,901	$ 1,053,049	$ 1,016,980	0%	4%	$ 1,044,043	$ 972,233	7%
Average Gross Loans & Leases	$ 727,030	$ 717,519	$ 725,367	1%	0%	$ 723,309	$ 695,202	4%
Average Deposits	$ 965,574	$ 962,814	$ 920,870	0%	5%	$ 945,991	$ 889,039	6%
Average Demand Deposits - Noninterest Bearing	$ 258,374	$ 262,628	$ 294,109	-2%	-12%	$ 259,881	$ 275,192	-6%
Average Interest Bearing Deposits	$ 707,200	$ 700,186	$ 626,761	1%	13%	$ 686,110	$ 613,847	12%
Average Interest Bearing Liabilities	$ 763,602	$ 757,110	$ 698,372	1%	9%	$ 750,560	$ 680,689	10%
Average Equity	$ 109,636	$ 106,418	$ 97,841	3%	12%	$ 105,208	$ 93,775	12%

CONSOLIDATED BALANCE SHEETS (in $000's, unaudited)	End of Period:			Percent Change From:	
	December 31, 2005	September 30, 2005	December 31, 2004	September 30, 2005	December 31, 2004
ASSETS					
Cash and Due from Banks	$ 35,560	$ 44,061	$ 33,646	-19%	6%
Federal Funds Sold	62,900	63,700	24,100	-1%	161%
Securities Available-for-Sale, at Fair Value	198,495	209,415	232,809	-5%	-15%
Loans Held For Sale	70,147	39,664	37,178	77%	89%
Loans:					
Real Estate-Mortgage	279,338	287,618	303,154	-3%	-8%
Real Estate-Land and Construction	149,851	148,650	118,290	1%	27%
Commercial Loans	256,713	298,900	300,452	-14%	-15%
Consumer Loans	1,721	1,776	2,908	-3%	-41%
Gross Loans	687,623	736,944	724,804	-7%	-5%
Deferred Loan Costs	1,155	1,035	726	12%	59%
Loans, Net of Deferred Costs	688,778	737,979	725,530	-7%	-5%
Allowance for Loan Losses	(10,224)	(11,112)	(12,497)	-8%	-18%
Net Loans	678,554	726,867	713,033	-7%	-5%
Premises & Equipment, Net	2,541	2,695	3,183	-6%	-20%
Accrued Interest Receivable and Other Assets	82,312	74,189	64,224	11%	28%
Total Assets	$ 1,130,509	$ 1,160,591	$ 1,108,173	-3%	2%
LIABILITIES & SHAREHOLDERS' EQUITY					
Liabilities:					
Deposits					
Demand Deposits-Noninterest Bearing	$ 248,009	$ 258,464	$ 277,451	-4%	-11%
Demand Deposits-Interest Bearing	157,330	130,327	120,890	21%	30%
Savings and Money Market	353,798	397,070	357,318	-11%	-1%
Time Deposits, Under $100	35,209	37,685	38,295	-7%	-8%
Time Deposits, $100 and Over	109,373	113,609	104,719	-4%	4%
Brokered Deposits, $100 and Over	36,040	38,039	19,862	-5%	81%
Total Deposits	939,759	975,194	918,535	-4%	2%
Securities Sold under Agreement to Repurchase	32,700	32,700	47,800	0%	-32%
Notes Payable To Subsidiary Grantor Trusts	23,702	23,702	23,702	0%	0%
Accrued Interest Payable and Other Liabilities	22,731	21,938	19,557	4%	16%
Total Liabilities	1,018,892	1,053,534	1,009,594	-3%	1%
Shareholders' Equity:					
Common Stock	66,799	66,377	67,216	1%	-1%
Accumulated Other Comprehensive Loss	(2,721)	(2,602)	(1,730)	5%	57%
Retained Earnings	47,539	43,282	33,093	10%	44%
Total Shareholders' Equity	111,617	107,057	98,579	4%	13%
Total Liabilities & Shareholders' Equity	$ 1,130,509	$ 1,160,591	$ 1,108,173	-3%	2%
CREDIT QUALITY DATA					
(in $000's, unaudited)					
Nonaccrual Loans	$ 3,672	$ 2,715	$ 1,028	35%	257%
Loans Over 90 Days Past Due and Still Accruing	0	0	302	N/A	-100%
Total Nonperforming Loans	3,672	2,715	1,330	35%	176%
Other Real Estate Owned	0	0	0	N/A	N/A
Total Nonperforming Assets	$ 3,672	$ 2,715	$ 1,330	35%	176%
Net Charge-offs (Recoveries)	$ 176	$ (130)	$ (531)	235%	133%
Net Charge-offs (Recoveries) as Percent of Average Loans	0.10%	-0.07%	-0.29%	243%	134%
Allowance for Loan Losses to Total Loans	1.48%	1.51%	1.72%	-2%	-14%
Allowance for Loan Losses to Nonperforming Loans	278.43%	409.28%	939.62%	-32%	-70%
Nonperforming Assets to Total Assets	0.32%	0.23%	0.12%	39%	167%
Nonperforming Loans to Total Loans	0.53%	0.37%	0.18%	43%	194%
OTHER PERIOD-END STATISTICS					
(unaudited)					
Shareholders Equity / Total Assets	9.87%	9.22%	8.90%	7%	11%
Loan to Deposit Ratio	73.29%	75.68%	78.99%	-3%	-7%
Noninterest Bearing Deposits / Total Deposits	26.39%	26.50%	30.21%	0%	-13%
Leverage Ratio	11.55%	11.23%	10.87%	3%	6%